Filed by Energy Transfer Equity, L.P.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Southern Union Company
Commission File No.: 1-06407

ENERGY TRANSFER EQUITY, L.P. AND SOUTHERN UNION COMPANY ANNOUNCE THE

COMMENCEMENT OF DISTRIBUTION OF THE PROXY STATEMENT/PROSPECTUS AND

A DECEMBER 9, 2011 SPECIAL MEETING OF SOUTHERN UNION STOCKHOLDERS

DALLAS and HOUSTON, TEXAS — October 28, 2011 — Energy Transfer Equity, L.P. (NYSE:ETE) and Southern Union Company (NYSE:SUG) today announced that Southern Union has commenced the distribution of the proxy statement/prospectus for the special meeting of Southern Union stockholders associated with ETE’s proposed acquisition of Southern Union.

The special meeting of Southern Union stockholders will be held at 11:00 a.m. Eastern Time on Friday, December 9, 2011 at the Metropolitan Club, One East 60th Street, New York, New York, 10022. The primary purpose of the meeting is to consider and take action on a proposal to approve the merger agreement and the transactions contemplated thereby.

Stockholders of record of shares of Southern Union common stock at the close of business on October 11, 2011, whether or not they attend the meeting, are entitled and urged to vote at this special meeting. If a stockholder cannot attend the meeting, they should still vote their shares by completing, signing, dating and returning the proxy card; using the toll-free telephone number shown on the proxy card; or using the internet website shown on the proxy card. Stockholders that hold Southern Union common stock through a bank or broker should follow the voting instructions provided by their bank or broker.

Approval of the merger agreement and the transactions contemplated thereby requires a simple majority of the outstanding shares of Southern Union common stock entitled to vote at the special meeting. Certain stockholders of Southern Union, who directly or indirectly own approximately 13.4% of Southern Union’s outstanding shares, have already agreed to vote in favor of the merger agreement and the transactions contemplated thereby (unless there is a change in the recommendation of the board of directors of Southern Union) and have also agreed to elect to receive ETE common units as consideration in the proposed merger rather than the cash consideration as described below. The board of directors of Southern Union has unanimously recommended the approval of the merger agreement and the transactions contemplated thereby.

Southern Union stockholders who have questions about the merger or other matters to be voted on at the special meeting, or would like additional copies of the proxy statement/prospectus or additional proxy cards, may contact Southern Union’s proxy solicitor at the address and telephone number listed below.

Innisfree M&A Incorporated

Stockholders may call toll-free at (877) 825-8906.

Banks and brokers may call collect at (212) 750-5833.

Terms and Benefits of the Transaction

Under the merger agreement, Southern Union stockholders may elect to receive, for each outstanding Southern Union share they hold and subject to the limits described below, either $44.25 in cash or 1.00 ETE common unit (and cash in lieu of fractional ETE common units). The cash consideration of $44.25 per Southern Union share represents a 56.6% premium over the closing price of Southern Union common stock as of June 15, 2011, the last trading day before the public announcement of ETE’s initial proposal to acquire the shares of Southern Union common stock, and a 53.1% premium to the 30-day average closing price of Southern Union common stock prior to such public announcement.

The election is subject to the following limits:

•

The aggregate cash consideration will be capped at 60% of the aggregate merger consideration. Thus, if holders of more than 60% of the outstanding Southern Union shares make a cash election, the amount of cash per outstanding Southern Union share to be received by holders making a cash election will be reduced (pro rata across all outstanding Southern Union shares subject to a cash election), so that no more than 60% of the aggregate merger consideration is payable in cash and the remainder of the consideration in respect of outstanding Southern Union shares subject to a cash election will be payable in ETE common units at an exchange ratio of 1.00 ETE common unit per outstanding Southern Union share (and cash in lieu of fractional ETE common units).

•

The aggregate ETE common unit consideration will be capped at 50% of the aggregate merger consideration. Thus, if holders of more than 50% of the outstanding Southern Union shares make or are deemed to have made an equity election, the number of ETE common units per outstanding Southern Union share to be received by holders making an equity election will be reduced (pro rata across all outstanding Southern Union shares subject to an equity election), so that no more than 50% of the aggregate merger consideration is payable in ETE common units and the remainder of the consideration in respect of outstanding Southern Union shares subject to an equity election will be payable in cash at $44.25 per outstanding Southern Union share.

Based on ETE’s current annualized cash distribution rate of $2.50 per ETE common unit, a Southern Union stockholder receiving ETE common units would initially receive approximately 317% more in quarterly cash distributions on an annualized basis after giving effect to the merger.

Energy Transfer Equity, L.P. (NYSE:ETE) is a publicly traded partnership, which owns the general partner and 100 percent of the incentive distribution rights (IDRs) of Energy Transfer Partners, L.P. (NYSE:ETP) and approximately 50.2 million ETP limited partner units; and owns the general partner and 100 percent of the IDRs of Regency Energy Partners LP (NYSE:RGP) and approximately 26.3 million RGP limited partner units. For more information, visit the Energy Transfer Equity, L.P. web site at www.energytransfer.com.

Southern Union Company (NYSE:SUG), headquartered in Houston, is one of the nation’s leading diversified natural gas companies, engaged primarily in the transportation, storage, gathering, processing and distribution of natural gas. The company owns and operates one of the nation’s largest natural gas pipeline systems with more than 20,000 miles of gathering and transportation pipelines and one of North America’s largest liquefied natural gas import terminals, along with serving more than half a million natural gas end-user customers in Missouri and Massachusetts. For further information, visit www.sug.com.

Forward-Looking Statements

This press release may include certain statements concerning expectations for the future, including statements regarding the anticipated benefits and other aspects of the proposed transaction described above, that are forward-looking statements as defined by federal law. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond the control of the management teams of ETE or SUG. Among those is the risk that conditions to closing the transaction are not met or that the anticipated benefits from the proposed transaction cannot be fully realized. An extensive list of factors that can affect future results are discussed in the reports filed with the Securities and Exchange Commission (the “SEC”) by ETE and SUG. Neither ETE nor SUG undertakes any obligation to update or revise any forward-looking statement to reflect new information or events.

Additional Information

In connection with the transaction, ETE and SUG have filed a proxy statement / prospectus and other documents with the SEC. Investors and security holders are urged to carefully read the definitive proxy statement/prospectus filed with the SEC because it contains important information regarding ETE, SUG and the transaction.

A definitive proxy statement/prospectus has been sent to stockholders of SUG seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by ETE and SUG with the SEC at the SEC’s website, www.sec.gov. The definitive proxy statement/prospectus and such other documents relating to ETE may also be obtained free of charge by directing a request to Energy Transfer Equity, L.P., Attn: Investor Relations, 3738 Oak Lawn Avenue, Dallas, Texas 75219, or from ETE’s website, www.energytransfer.com. The definitive proxy statement/prospectus and such other documents relating to SUG may also be obtained free of charge by directing a request to Southern Union Company, Attn: Investor Relations, 5051 Westheimer Road, Houston, Texas 77056, or from SUG’s website, www.sug.com.

ETE, SUG and their respective directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Information concerning the interests of the persons who may be “participants” in the solicitation will be set forth in the definitive proxy statement/prospectus when it becomes available.

The information contained in this press release is available on the ETE web site at www.energytransfer.com.

Energy Transfer Equity

Investors:

Energy Transfer Equity

Brent Ratliff

(214) 981-0700

MacKenzie Partners

Dan Burch / Lawrence Dennedy

(212) 929-5748 / (212) 929-5239

Media:

Brunswick Group

Steve Lipin / Mark Palmer

(212) 333-3810 / (214) 459-8181

Granado Communications Group

Vicki Granado

(214) 599-8785

-more-

Southern Union Company

Investors:

Richard N. Marshall

(713) 989-2000

Media:

John P. Barnett

(713) 989-7556